Mail Stop 3561

      							 September 26, 2005

Mr. Mair Faibish
Chief Executive Officer
Synergy Brands, Inc.
1175 Walt Whitman Road
Melville, NY 11747

      Re:      Synergy Brands Inc.
      	Form 10-K/A for Fiscal Year Ended December 31, 2004
      	Filed April 18, 2005
                	File No.  0-19409

Dear Mr. Faibish:

	We have reviewed your response dated June 28, 2005 to our comment letter dated June 14, 2005 and have the following additional
comments.   Please understand that the purpose of our review is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 24

1. We note your response to comment 4 in our letter dated June 14, 2005 and we reissue our comment. Please provide us with an example of your revised disclosure addressing the change in turnover of your accounts receivable, the 100% increase in your outstanding accounts receivable and support why you believe a corresponding increase in the allowance for doubtful accounts is not necessary to state the account balance at its net realizable value.

Item 14. Controls and Procedures, page 41

2. We note your response to comment 6 in our letter dated June 14, 2005. The disclosure controls and procedures you reference in Form
10-Q filed on August 15, 2005 continues to state your certifying officers evaluated disclosure controls and procedures within 90 days prior to the date of your filing. Please confirm that your Form 10-Q for the quarter end September 30, 2005 will state your evaluation of disclosure controls and procedures is performed as of the end of the period covered by the report rather than within 90 days prior to the date of your filing. Further, please advise us that your disclosure controls and procedures were effective as of the end of the period covered by the report which was for the fiscal year ended December 31, 2004 or revise your disclosure accordingly.

Notes to Consolidated Financial Statements, page F-13
Note C-Acquisition, page F-22

3. We note your response to comment 12 in our letter dated June
14,
2005 and we reissue our comment. Please provide us with the information requested in our original comment.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

		You may contact Brian V. McAllister at (202) 551-3341 or,
Donna Di Silvio at (202) 551-3202 regarding comments on the financial statements and related matters.


									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. Mair Faibish
Synergy Brands, Inc.
September 26, 2005
Page 1